VIA EDGAR

July 27, 2012

Office of Registration and Reports

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                            FundVantage Trust - File No. 811-22027

To the Staff of the Commission:

On behalf of FundVantage Trust (the “Trust”), enclosed for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.                                       A copy of the endorsement to the Trust’s existing Investment Company Blanket Bond No. 00 FI 0253177-11 (the “Fidelity Bond”) issued by Hartford Fire Insurance Company, currently in the amount of $1,500,000, extending the coverage period of the Fidelity Bond through September 30, 2012 (“Bond Extension”);

2.                                       A copy of the endorsement to the Fidelity Bond adding the Heitman REIT Fund as a named insured under the Fidelity Bond;

3.                                       A copy of the resolutions, attached hereto as Appendix A, adopted on July 24, 2012 by unanimous written consent of the Trustees of the Trust, in which a majority of the Trustees who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the 1940 Act, approved the form and amount of the Fidelity Bond.

The premium of $244 was paid for the period September 5, 2012 to September 30, 2012 under the Bond Extension.  There is no additional premium with respect to the endorsement adding the Heitman REIT Fund as a named insured under the Fidelity Bond.

Respectfully submitted,

/s/ James G. Shaw
James G. Shaw
Treasurer of the Trust

cc: Joel Weiss

Joseph V. Del Raso

APPENDIX A

The following resolutions were adopted by the Board of Trustees on July 24, 2012 by unanimous written consent:

WHEREAS,	the existing Fidelity Bond (“Bond”) issued by Hartford Fire Insurance Co., currently in the amount of $1.5 million covering the Trust, will expire on September 5, 2012; and

WHEREAS,	Trust management recommends the extension of the Bond through September 30, 2012 (“Bond Extension”); and

WHEREAS,	It being necessary to amend the Bond via an endorsement to add the Heitman REIT Fund as a covered series of the Trust (“Bond Endorsement”); and

WHEREAS,	There is no additional premium with respect to the Bond Endorsement;

NOW, THEREFORE, BE IT,

RESOLVED,

that the Bond Extension and Bond Endorsement, be, and each hereby is approved in substantially the form presented, and with such additional changes as may be recommended by counsel to the Trust, and is hereby determined by the Trustees, including a majority of the Trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), to be reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust’s series and the nature of the securities in those series; and it is

FURTHER RESOLVED,

that the premium of $244 for the period September 5, 2012 to September 30, 2012, to be paid by the Trust under the Bond Extension is hereby approved by the Trustees, including a majority of the Independent Trustees, after taking all relevant factors into consideration including but not limited to, the number of series of the Trust, the amount of the Bond Extension, and the amount of the premium; and it is

FURTHER RESOLVED,

that an allocation to each of the series of the Trust of a portion of the premium and coverage under the Bond Extension shall be made in accordance with the relative net assets of each series; and it is

FURTHER RESOLVED,

that an Officer of the Trust is hereby designated, authorized and directed to file the Bond Extension and Bond Endorsement with the Securities and Exchange Commission and give notice required under paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED,	that the Officers of the Trust are each hereby authorized to adjust or increase the coverage for the insureds under the Bond Extension as necessary or appropriate between meetings of the Trustees to maintain the Trust’s compliance with the requirements of Rule 17g-1, subject to ratification by the Trustees; and it is

FURTHER RESOLVED,

that the Officers of the Trust are each hereby authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper to obtain and maintain the Bond Extension or otherwise in connection with or in furtherance of the foregoing resolutions; and it is

FURTHER RESOLVED,

that the Board of Trustees of the Trust, including a majority of the Independent Trustees, shall approve as often as their fiduciary duties require, but not less than once every twelve months, the Bond and the reasonableness of its form and amount.

RIDER

To be attached to and form part of Investment Company Bond, No. 00 FI 0253177

In favor of  Fundvantage Trust

It is agreed that:

1.     The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an “X”:

☒	Item 2.	Bond Period: from 12:01 a.m. on	9/5/2011	to 12:01 a.m. on	9/30/2012
		Standard Time	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)
☐	Item 3.	Limit of Liability

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability.  If “Not Covered” is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

			COVERAGES	Limit of Liability	Deductible
		I.	Employee	$	$
		II.	Premises	$	$
		III.	Transit	$	$
		IV.	Forgery or Alteration	$	$
		V.	Securities	$	$
		VI.	Counterfeit Currency	$	$
		VII.	Computer Systems Fraudulent Entry	$	$
		VIII.	Voice Initiated Transaction	$	$
		IX.	Telefacsimile Transfer Fraud	$	$
		X.	Uncollectible Items of Deposit	$	$
		XI.	Audit Expense	$	$
		XII.	Stop Payment	$	$
		XIII.	Unauthorized Signatures	$	$

Optional Coverages:
				$	$
				$	$
				$	$

No Deductible shall apply to any loss under COVERAGE I. sustained by any “Investment Company.”

2.               This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 9/5/2012 standard time.

AMEND DECLARATIONS PAGE —DISCOVERY RIDER

ITEM 3 NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

ADOPTED MAY 2003

Form F-6004-0

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RIDER

To be attached to and form part of Investment Company Bond No. 00 FI 0253177 in favor of Fundvantage Trust

It is agreed that:

1.     At the request of the INSURED, the Underwriter adds to the list of Insured under the attached bond the following:

•                  The Heitman REIT Fund

2.     This rider shall become effective as of 12:01 a.m. on 9/5/2011 standard time.

ADDING OR DEDUCTING INSUREDS RIDER

ADOPTED FEBRUARY 2008.

IC 00 H025 00 0308

F-6051-0	©2008, The Hartford

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